Exhibit 19
Certain personally identifiable information contained in this document has been redacted pursuant to Item 601(b) of Regulation S-K. Redacted information is indicated with the notation “[***]”.
Insider Trading Policy
1.0 STATEMENT AND PURPOSE
1.1Insider trading laws prohibit trading in securities of a company by a person who is aware of material nonpublic information about the company. These laws also prohibit disclosure of material nonpublic information to others who then trade, commonly called tipping.
1.2 Unisys has established this policy to promote compliance with insider trading laws by Unisys and our associates, officers and directors. This policy limits the ability of our associates, officers and directors (and family members sharing their household) to trade in Unisys securities and in some circumstances, the securities of other companies. It also prohibits tipping.
1.3 Anyone violating insider trading laws is subject to personal liability and could face civil and criminal penalties. In addition, any person failing to comply with this policy is subject to disciplinary action by Unisys, including termination of employment.
2.0 APPLICABILITY
2.1    This policy applies to all associates, officers and directors of Unisys Corporation and its subsidiaries during their tenure with Unisys and for six months following their termination.
2.2    Securities transactions by family members sharing your household are covered by this policy as if the transactions were for your own account. You are responsible for making sure that your family members do not engage in any transaction that would violate this policy.
2.3    Other transactions that you (or a family member sharing your household) have the power to direct or influence are also covered by this policy, as if the transactions were for your own account. This would be the case, for example, if you have the power to direct or influence securities transactions as a partner, shareholder, director or officer of a partnership, corporation or not-for-profit organization, or as a trustee or a trust or executor of an estate.
3.0 DEFINITIONS AND SCOPE
3.1 If you are aware of "material nonpublic" or "inside" information about Unisys Corporation and its subsidiaries, you are prohibited by this policy and by U.S. securities laws from trading in Unisys's securities or providing that information to others who may trade on the basis of it. In addition, all directors, officers and associates of Unisys have an obligation to keep the company's nonpublic information confidential. Therefore, all individuals within the scope of this policy should refrain from discussing nonpublic information about the company with anyone outside the company, except as required in the performance of regular corporate duties and for legitimate business reasons.
Key terms are defined in the body of the policy.
4.0 POLICY
4.1 Summary of Restrictions on Trading
•You may not trade while aware of material nonpublic information. (See Section 4.2 for more information.)
•If you are a “key person”, you may only trade in Unisys securities during the quarterly trading window and you must have your trade pre-cleared by the Deputy General Counsel or General Counsel. (See Section 4.5 for more information, including who is a key person.)

•Certain Unisys Savings Plan transactions involving the Unisys common stock fund are subject to trading restrictions in this policy. (See Section 4.3 for more information.)
•The exercise of stock options granted under a Unisys stock option plan and simultaneous sale of some or all of the acquired shares is subject to trading restrictions in this policy. (See Section 4.4 for more information.)
•If you are a Unisys Corporation executive officer or director, you are subject to additional restrictions. (See Section 4.7 for more information.)
4.2 No Trading While Aware of Material Nonpublic Information.
4.2.1 You may not purchase or sell Unisys securities, or engage in any other transaction involving Unisys securities (including a gift of company securities to a third party or a transfer of company securities from one account to another account not held in the same legal name), when you are aware of material nonpublic information relating to Unisys. Likewise, if you are aware of material nonpublic information relating to another company due to your employment or association with Unisys, you may not purchase or sell securities of that company or engage in any other transaction involving securities of that company. From time to time, an event may occur that is material to the company and is known by only a few persons. So long as the event remains material and nonpublic, the persons aware of such information may not trade in Unisys securities. The existence of an event-specific trading restriction period will not be announced to the company as a whole and should not be communicated to any other person. Notwithstanding the foregoing, this Policy does not extend to trading in the securities of other companies where such trading is based upon your general knowledge of the industry and its prospects and not specific nonpublic information about Unisys or that company obtained due to your employment or association with Unisys.
4.2.2 Information is “material” if there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to purchase, sell or hold securities of Unisys or another company. There are no numerical thresholds or rules of thumb that may be used to determine whether information is material. Materiality must be evaluated by reference to all the relevant facts and circumstances. While it is impossible to list all types of information that might be material under particular circumstances, the following types of material nonpublic information are particularly sensitive:
•Earnings information for Unisys or any of its business units
•Significant corporate transactions, such as mergers, acquisitions, divestitures and joint ventures
•Transactions regarding Unisys securities, such as the issuance or redemption of securities
•Significant executive leadership changes
•Gain or loss of a significant customer or contact
•Knowledge of a material cybersecurity incident or breach
•Significant new service or product
•Significant write-down of assets or additions to reserves for bad debts or contingent liabilities
•Bankruptcy, receivership or other liquidity problems
4.2.3 Information is “nonpublic” if it has not been disclosed to the general public and assimilated by the financial markets. Unisys usually discloses information to the public through press releases to a national wire service or filings with the U.S. Securities and Exchange Commission. Information discussed internally is not public, and rumors, even if true, are not public information.
4.2.4 “Security” is defined very broadly by the securities law and includes common stock, preferred stock, derivatives (such as call and put options, forwards, futures and swaps), debt instruments (such as bonds, notes and debentures), and rights to purchase or sell any of the foregoing.
4.3 Unisys Savings Plan
4.3.1 The following transactions in the Unisys savings plan (“savings plan transactions”) are subject to the trading rules in Section 4.2 and the key person trading window and pre-clearance rules in Section 4.5: (I) any election to invest associate contributions in the Unisys common stock fund, (ii) any increase in the percentage of total savings plan contributions to be invested in the Unisys common stock fund; and (iii) any transfer of existing fund balances into or out of the Unisys common stock fund. However, if you have an election in place to invest associate contributions in the Unisys stock fund, the periodic contributions pursuant to that pre-existing election are not subject to Section 4.2 or Section 4.5.
4.4 Unisys Stock Options
4.4.1    The following transactions involving stock options granted under a Unisys stock option plan (“stock option transactions”) are subject to the trading rules in Section 4.2 and the key person trading window and pre-clearance rules in Section 4.5: (i) the exercise of stock options granted under a Unisys stock option plan and simultaneous sale of some or all of the acquired shares (so called “exercise and sell” or “exercise and sell to cover” transactions), (ii) any other sale of Unisys shares acquired upon the exercise of stock options granted under a Unisys stock option. However, the exercise without a sale of stock options granted under a Unisys stock option plan (so called “exercise and hold” or “exercise and net shares” transactions) is not subject to Section 4.2 or Section 4.5.
4.5 Key Person Trading Window and Pre-Clearance
4.5.1 “Key persons” may purchase and sell Unisys securities, and may engage in other transactions involving Unisys securities (including savings plan transactions (see Section 4.3) and stock option transactions (see Section 4.4), only during a quarterly trading window and with pre-clearance in accordance with the procedures of the Office of the General Counsel (see below in this Section 4.5 for more information on pre- clearance.)
4.5.2 The trading window begins two “trading days” after Unisys Corporation’s public release of its quarterly financial results and ends at the close of business two weeks before the end of each fiscal quarter (unless such date is not a trading day, in which case the trading window would close as of the close of business on the immediately preceding trading day). See the example of a trading window below. During a trading window, the other restrictions on trading in this policy apply.
4.5.3 “Key Person” means an individual who falls into any of the following five categories:
(1)All members of the board of directors of Unisys Corporation;
(2)All executive officers of Unisys Corporation;
(3)All associates who report directly to the Chief Executive Officer, Chief Operating Officer or the Chief Financial Officer and their respective direct reports;
(4)All associates in (a) the Corporate Controller group, (b) Corporate Development, (c) Financial Planning and Analysis (also known as Corporation Operations Analysis), (d)

Investor Relations, (e) the Legal Department, (f) Treasury, (g) Worldwide Tax, and (h) Internal Audit; or
(5)Other associates as the General Counsel may from time to time designate.
4.5.4 “Trading day” means a day on which the New York State Exchange is open for trading.
4.5.4.1    Example of a trading window: If Unisys releases its second quarter (ending June 30) financial results on Monday, July 25 after the close of trading on the New York Stock Exchange; the trading window would start on Thursday, July 28 and would continue through Friday, September 9. If the earnings release had occurred before the opening of trading on Monday, July 25, then Monday would count as a trading day and the trading window would start on Wednesday July 27 (the date on which the trading window closes would not change). Of course, for an actual quarter, the trading window will be determined based on the actual time and date of the public release of financial results for that quarter and the date on which the quarter ends.
4.5.5 Key persons must pre-clear all transactions involving Unisys securities with the Deputy General Counsel or the General Counsel in the event the Deputy General Counsel is unavailable. You must complete and submit to the Deputy General Counsel (or General Counsel if applicable), or their designee, the Insider Trading Pre-clearance Request Form. You may not trade in Unisys securities until the Deputy General Counsel (or General Counsel if applicable), or their designee, has pre-cleared the transaction in writing. Pre-clearance of a transaction is valid only on the day of the pre-clearance and for the next five trading days (or until the end of the applicable trading window, if shorter). If you do not execute the transaction within that period, you must re-request pre-clearance if you still wish to engage in the transaction. If your proposed transaction has been pre-cleared, but you become aware of material nonpublic information relating to Unisys prior to executing the transaction, you may not proceed with the transaction. If pre-clearance is denied, you must keep the fact of such denial confidential.
4.5.6    There are no exceptions to this policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this policy. Securities laws do not recognize any mitigating circumstances, and, in any event, prevent the appearance of an improper transaction must be avoided to preserve the company's reputation for adhering to the highest standards of conduct.
4.5.7 Pre-clearance of a transaction does not constitute legal advice or insulate you from liability and penalties under the securities laws. The ultimate determination of whether you are aware of material nonpublic information must be made by you.
4.6 Certain Prohibited Transactions
4.6.1 You may not at any time engage in derivatives transactions (including without limitation call and put options) relating to Unisys securities; engage in short selling of Unisys securities; or purchase Unisys securities on margin, hold Unisys securities in a margin account, or pledge Unisys securities as collateral. The restrictions in this section do not apply to the exercise of stock options granted under a Unisys stock option plan.
4.6.2 Unisys Corporation will not transact in company securities in violation of securities laws.
4.7 Additional Restrictions on Executive Officers and Directors
4.7.1 Under U.S. law, executive officers and directors of Unisys Corporation may not purchase Unisys equity securities if they have sold such securities within six months, nor may they sell Unisys equity securities if they have purchased such securities within six months (Section 16(b) of the

Securities and Exchange Act of 1934). Before engaging in any transaction involving Unisys securities, executive officers and directors should consult with the General Counsel regarding the Section 16(b) implication of the transaction.
4.8. 10b5-1 Trading Plans
4.8.1    Transactions in Unisys securities pursuant to a trading plan that (i) meets the requirements of Securities and Exchange Commission Rule 10b5-1(c) (a “10b5-1 trading plan”) and (ii) is pre-cleared in writing by the General Counsel or their designee, are exempt from the trading rules in Section 4.2 and the key person trading window and pre-clearance rules in Section 4.5. You must contact the General Counsel if you wish to set up a 10b5-1 trading plan, and the General Counsel will inform you of the required processes. You may enter a 10b5-1 trading plan with respect to Unisys securities only at a time when you are permitted to trade in Unisys securities under this policy (i.e., when not in possession of material nonpublic information) and must have a cooling-off period compliant with Rule 10b5-1. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion of these matters to an independent third party.
4.8.2    Notwithstanding any pre-clearance of a 10b5-1 trading plan, Unisys assumes no liability for the consequences of any transaction made pursuant to such plan. Pre-clearance by the General Counsel or their designee for you to enter into a 10b5-1 trading plan will not be deemed confirmation that the 10b5-1 trading plan complies with this policy. It is your responsibility to assure that your 10b5-1 trading plan complies with this policy and applicable law.
4.9 Restrictions on Tipping
4.9.1    You may not disclose material nonpublic information to anyone (including family members and brokers), except as necessary in the performance of your duties to Unisys and in compliance with the Unisys Confidential Information Policy (LEG6.1), or if you are a director of Unisys Corporation, the Unisys Corporation Board of Directors Confidentiality Policy. Tipping also includes making recommendations about trading in Unisys securities at a time when you are aware of material nonpublic information relating to Unisys, which is prohibited by this policy.
5.0 ROLES AND RESPONSIBILITIES
5.1 It is your responsibility to comply with insider trading laws and this policy. Please direct any questions you may have regarding this policy to the General Counsel of Unisys Corporation. The General Counsel may designate one or more individuals who may perform the General Counsel’s duties under this policy. All references in this policy to the General Counsel mean the General Counsel of Unisys Corporation.
6.0 IMPLEMENTATION
6.1 [***]
7.0 RELATED POLICIES, STANDARDS, GUIDELINES AND REFERENCES
[***]